Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was distributed to certain employees of AMR Corporation who interact with travel agents.

1.	Why is American deciding to merge with US Airways?

Over the past few months, we conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for our stakeholders and the best outcome for our customers and people. As a combined airline – the new American – we will have an expanded network to even better match where want to fly and a greater ability to invest in our fleet, our people, modern technologies, and the products and services you value most.

2.	What will the new company be called and where will it be located?

The combined airline will retain the iconic American Airlines brand, one of the most recognized brands in the world, and will be headquartered in Dallas-Fort Worth, with a significant corporate and operational presence in Phoenix.

3.	Will you be keeping the new American Airlines look and logo?

Yes, the combined airline will retain the iconic American Airlines brand, one of the most recognized brands in the world, including the new look and logo revealed in January. At this time, American and US Airways will operate as separate companies and details of the rollout plan for the new American look will be available at a later date.

4.	What does this merger mean for customers?

As a combined airline, we will be equipped to offer our customers an expanded global network with more than 6,700 daily flights to 336 destinations in 56 countries. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities. We also expect to have enhanced ability to invest in renewing and refreshing our fleet, supplying modern technologies to our people and customers, and providing the products and services that will offer the most connected and comfortable travel experience in the industry.

5.	When will the merger be completed?

The transaction is expected to close in the third quarter of 2013, subject to customary approvals and closing conditions, and you can look to www.aa.com/arriving to keep up with our progress.

6.	What does this announcement mean for my AAdvantage Miles or Dividend Miles? Do I need to sign up on for both of these programs? Do I need to use all of my miles before the merger is completed or risk losing them? Can I combine them and use the total miles now?

Customers can and should continue to book, track and manage flight and travel plans on AA.com, and will continue earning AAdvantage® miles by flying with us and through our oneworld and other eligible airline partners. At this time, each company will maintain its current loyalty programs (American Airlines – AAdvantage® and US Airways – Dividend Miles). Existing miles will be honored.

7.	What destinations does US Airways serve that American does not?

US Airways offers service to 48 domestic destinations and 14 international destinations not currently served by American including Amsterdam, Athens, and Munich.

8.	Will American continue to fly to my city?

The new American will offer optimal schedule options in our existing hubs, providing more options than any other airline across the East Coast and Central U.S. regions. We will expand and further strengthen our network on the West Coast, and enhance our existing loyalty program benefits through more opportunities to earn and redeem miles across the combined network.

9.	Will American Eagle be merged with US Airways regional carriers?

Each of the regional carriers owned by the two airlines – AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA – are expected to continue operating separately. And, Although they will be operating separately, we expect all regional carriers flying for the new American will eventually fly under the American Eagle name and livery.

10.	What are AMR’s plans for American Eagle?

Before revisiting the topic of divesting Eagle, the combined company must develop a unified view of its regional strategy. It is unlikely this will occur until after the transaction and integration process is complete.

11.	Will American Airlines remain part of the oneworld Alliance?

Yes. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities.

12.	How will international service be affected by the merger?

American Airlines and US Airways combine two complementary networks, creating easier access to the best destinations throughout the U.S. and around the globe. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities.

13.	What does the merger mean for the joint business relationship American has with British Airways, Iberia, Japan Airlines and Qantas?

American remains fully committed to its joint business agreements with British Airways and Iberia, Japan Airlines and Qantas. The new combined American Airlines will be a stronger airline with a broader route network bringing even greater benefits to the joint business relationships.

14.	What does this mean for my future travel reservations?

At this time, the airlines will operate as two separate carriers flying schedules as they do today. Customers will not see any changes to their existing travel reservations, and can and should continue to book, track and manage flight and travel plans on AA.com.

15.	Can I fly on American with my US Airways ticket or use my US Airways ticket on American?

At this time, American Airlines and US Airways remain independent airlines and all tickets will be honored as such. If a customer is flying on an American Airlines ticket, that ticket will be valid on American flights.

16.	Where will I be able to fly on American in the future that I can’t today?

The new American will provide increased choices and better options for customers. As a combined carrier, we will offer the most service across the East Coast and Central regions of the U.S., and offer a strengthened network on the West Coast. The combined airline will also bolster American’s industry-leading position in Latin America and offer expanded service for smaller markets around the world.

17.	Where can I find out more information about travel to and from my city?

For updated information about our current destinations and the new American’s expanded global network, please visit www.aa.com/arriving.

18.	Will I still receive mileage credit for credit and debit card charges?

Yes, customers will continue to earn mileage credit.

19.	Can I continue to earn and redeem miles for travel awards with other oneworld partners?

Yes. Customers can continue to earn and redeem mileage for travel awards with our oneworld partners. Ultimately, customers will have continued options for travel and benefits both domestically and internationally through continued membership in the oneworld Alliance. In addition, customers will continue to earn and redeem miles for travel awards with American’s other eligible airline partners.

20.	Will I still be able to use my membership at the Admirals Club?

Yes, customers will still be able to enjoy all the benefits of our Admirals Club memberships and can continue accessing the nearly 40 lounges American offers worldwide. You can download your AAdvantage card on American’s mobile app, which will provide easy access for customers with Club memberships.

21.	Will ticket prices increase because of the merger?

At this time, American and US Airways will continue to operate as two separate airlines. We expect that the combined airline will provide a competitive alternative to domestic and international competitors and enhance alliance competition across the globe as it relates to fare prices.

22.	When will I see any changes related to the merger?

There will be no immediate changes. At this time, customers can continue to book, track and manage flights and travel plans on AA.com, and earn AAdvantage® miles by flying with us and through our oneworld and other eligible airline partners. Existing miles will be honored.

For the most updated information on the new American Airlines, please visit www.newamericanarriving.com.

23.	Will American continue investing in fleet renewal efforts, technologies and other products as you have been doing?

Yes. Together, American Airlines and US Airways plan to create a premier global carrier with an expanded network to even better match where you want to fly with greater ability to invest in our fleet, modern technologies, and the products and services you value most.

We will continue investing in the products and services our customers value, including offering Boeing 777-300ER service to London, taking delivery of our Airbus aircraft later this year, being the only airline to offer fully lie-flat First and Business Class seats on transcontinental routes, increasing connectivity across our fleet with Wi-Fi installations and refreshing our airports among other customer-focused benefits.

24.	Will American continue to take delivery of the aircraft it ordered in July 2011?

Yes, the combined airline will benefit from American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet and solidify its fleet plan into the next decade.

During the next four years, the combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft, most of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming, inflight Wi-Fi, and Main Cabin Extra, offering customers 4 – 6 inches of additional legroom in the Main Cabin.

25.	Does US Airways offer a premium economy product like Main Cabin Extra? In-seat IFE?

US Airways does not offer a premium economy product that offers additional legroom but the airline does offer ChoiceSeats, similar to American’s Preferred Seats product, where customers can choose a seat closer to the front of the plane to allow for easy boarding and deplaning.

American’s Main Cabin Extra product – which allows customers 4 – 6 inches of additional legroom – is currently available for purchase on American’s fleet of 767-300, 757 and 777-300ER aircraft. We will continue to add Main Cabin Extra to additional aircraft, with completion of the majority of our planes targeted throughout 2013.

26.	Does US Airways offer inflight Wi-Fi on its domestic fleet? On its international fleet?

Yes, US Airways currently offers a domestic inflight Wi-Fi product on approximately 81 percent of its domestic fleet and is working to install additional Airbus A319, A320 and A321 aircraft with Wi-Fi and video this fall. The Embraer 190, 170 and 175 aircraft are being equipped with internet also.

•	All of US Airways’ Airbus A321 aircraft are equipped with Gogo internet

•	US Airways is adding entertainment on demand to its Airbus A319, A320 and A321 aircraft

•	Gogo internet service is expanding to US Airways’ Embraer 190, 170 and 175 aircraft

American currently offers Wi-Fi on approximately 88 percent of its domestic fleet including the entire fleet of 767-200s and existing B737s, in addition to select MD-80 and 757 aircraft. The airline intends to reach 95 percent of the fleet to be equipped with Wi-Fi by the end of the year.

In addition, American also introduced an international Wi-Fi product earlier this year onboard the new Boeing 777-300ER aircraft.

27.	When will American start retrofitting its existing 777-200 and 767-300 aircraft to include fully lie-flat premium seating?

Similar to US Airways’ international Envoy service, American will also retrofit existing 777-200 and 767-300 aircraft to include fully lie-flat premium seating beginning in 2014 in an effort to provide a consistent experience for customers flying on the combined carrier.

27.	Will American still offer Travel Agency and Corporate Sales incentives?

There will be no immediate impact to the incentives American offers for Travel Agencies and Corporate Sales accounts. At this time, American and US Airways will remain separate companies and each company will maintain its current Sales incentive programs.

American remains committed to providing a superior customer experience with a focus on delivering what our customers value most – the newest fleet with our upcoming aircraft deliveries, network strength in the important cities of the world and world-class products, service and technology.

28.	What will happen to American’s lawsuit with Travelport and US Airways’ lawsuit with Sabre?

Neither American nor US Airways is settling their pending litigation through this merger. Both companies believe that the lawsuits they have filed have merit. However, we have also said we remain open to resolving our disputes if we can reach fair agreements, as American did with Sabre.

29.	Will there be job loss as a result of the merger?

As we move forward with an integration planning process for combining operations with US Airways, a team comprised of representatives from both companies will be assessing our combined staffing needs.

AAdvantage

1.	How will merging with US Airways impact the AAdvantage program?

There is no immediate impact to the AAdvantage program. At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program – our AAdvantage program and US Airways Dividend Miles.

AAdvantage miles earned by customers are secure and existing miles will continue to be honored. The AAdvantage program, including the elite program and its various facets such as lifetime status, upgrades, and bonus mileage, are intact. In addition, customers can continue to earn miles through existing AAdvantage participating companies and can redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

2.	How will the merger affect American’s relationship with AAdvantage participating companies, oneworld members and other airline partners?

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program, which means we will maintain our AAdvantage program, other customer service programs, and our current relationships with oneworld and other airline partners.

American remains committed to providing a superior customer experience with a focus on delivering what our customers value most – the newest fleet with our upcoming aircraft deliveries, network strength in the important cities of the world and world-class products, service and technology.

3.	Will American and US Airways combine their loyalty programs into one?

Once the merger is complete, the new American will evaluate how best to structure its loyalty program. Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program – our AAdvantage program and US Airways Dividend Miles. We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

4.	Are you planning to make any changes to the AAdvantage program as a result of the merger?

No, we are not planning any changes as a result of our plans to combine with US Airways. At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program. It’s business as usual as it pertains to American’s AAdvantage program.

5.	Will I be able to earn AAdvantage miles on US Airways flights?

Not at this time. American and US Airways will remain separate companies and each company will maintain its current loyalty program.

Customers do not earn AAdvantage miles on US Airways today; and there is no immediate impact to the AAdvantage program.

Non-Elites

6.	Are my AAdvantage miles going away?

No, AAdvantage miles are secure and existing miles will continue to be honored. In addition, customers can continue to earn miles through existing AAdvantage participating companies and can redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program – our AAdvantage program and US Airways Dividend Miles.

7.	When the merger is complete, will I lose the AAdvantage miles I have accrued?

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program. Once the merger is complete, the new American will evaluate how best to structure its loyalty program.

Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more. We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

8.	Can I continue to use my AAdvantage miles for travel awards, upgrades and Admirals Club® membership?

Yes, there is no immediate impact to the AAdvantage program.

9.	Can I still accrue miles and redeem mileage awards through oneworld® and American’s frequent flyer air partners?

Yes, our partnerships with airlines such as British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines (JAL), LAN, Qantas, Royal Jordanian and S7 Airlines and others remain unchanged.

10.	Can I still accrue mileage by using the services of AAdvantage participating companies such as rental car partners and hotel partners?

Yes. You will continue to earn miles through existing AAdvantage participating companies and you will be able to redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

Elites

11.	Do the elite qualifying miles and/or elite status I’ve earned this year go away? Does my Lifetime Gold or Lifetime Platinum status go away?

No. We will maintain our AAdvantage program. AAdvantage miles are secure and existing miles will continue to be honored. Likewise, elite qualifying miles and your elite status, including lifetime status granted under the Million Miler program are secure and remain intact. In addition, customers can continue to earn miles through existing AAdvantage participating companies and can redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

12.	Do earned upgrades or other elite benefits I’ve earned go away?

No. There is no immediate impact to the AAdvantage program. The AAdvantage program, including the elite program and its various facets such as lifetime status, upgrades, and bonus mileage, is intact, and AAdvantage elite status members will continue to enjoy unparalleled benefits through one of the largest and most popular loyalty programs in the world.

13.	When the merger is complete, will I lose my elite status or AAdvantage miles I have accrued?

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program. Once the merger is complete, the new American will evaluate how best to structure its loyalty program.

Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more. We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

Citi® / AAdvantage® Cardmembers

14.	What will happen to my Citi / AAdvantage card?

There is no impact to your Citi / AAdvantage credit card account and your American Airlines AAdvantage miles are secure. You will continue to earn American Airlines AAdvantage miles for your purchases on your Citi / AAdvantage card without disruption.

15.	What will happen with my miles?

There is no impact to your Citi / AAdvantage credit card account and American has confirmed that your American Airlines AAdvantage miles are secure. You will continue to earn American Airlines

AAdvantage miles for your purchases on your Citi / AAdvantage card without disruption and can redeem AAdvantage miles for the same great flight awards, upgrades, car rentals and hotels and more.

16.	Will I still receive my benefits on my AA Platinum or AA Executive card? Companion tickets? First checked bag free? Priority check-in?

Yes, there is no impact to your Citi / AAdvantage credit card account.

17.	Will you be discontinuing the Citi / AAdvantage credit card?

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program. There is no impact to your Citi / AAdvantage credit card account and your American Airlines AAdvantage miles are secure.

Once the merger is complete, the new American will evaluate how best to structure its loyalty program. Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more. We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

18.	I have a US Airways credit card, will I be able to pool my miles?

Not at this time. American and US Airways will remain separate companies and each company will maintain its current loyalty program.

Customers who have a US Airways credit card are not able to pool their miles today; and there is no immediate impact to the AAdvantage program.

19.	I have booked travel in the future, will this merger impact my ability to use the card then or earn miles for that future flight?

No. There is no immediate impact to the program. At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program.

20.	Will the new combined carrier continue a relationship with Citi?

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program.

Once the merger is complete, the new American will evaluate how best to structure its loyalty program. Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

While we don’t have specifics of what the new American’s loyalty program will include, I can tell you that over the past 25 years, Citi and American have together serviced millions of Citi/AAdvantage cardmembers. We are appreciative of their loyalty and believe there are even greater opportunities ahead.

We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.